

BB 3/31

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PFIC Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Crescent Centre Drive, Suite 400
(No. and Street)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

Franklin (City) Tennessee (State) 37067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Butler 615-309-3418
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state, last, first, middle name*)

6410 Poplar Avenue, Suite 500 (Address) Memphis (City) Tennessee (State) 38119 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 30 2005
WASH, D.C. 185

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



Oath and Affirmation

I, Randy E. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PFIC Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Contoller

Title

Notary Public My commission expires 05/04/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath and Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Financial Statements and Supplementary Information

Year Ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
International Place
Suite 500
6410 Poplar Avenue
Memphis, Tennessee 38119

Phone: (901) 526-1000
www.ey.com

Report of Independent Auditors

The Board of Directors of
PFIC Securities Corporation

We have audited the accompanying statement of financial condition of PFIC Securities Corporation (the Company) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the periods disclosed in the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the periods disclosed in the financial statements in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 18, 2005

PFIC Securities Corporation

(A wholly owned subsidiary of PFIC Corporation)

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 19,571,011
Restricted cash	33,855
Deposits with clearing organizations	54,999
Commissions receivable, net of allowance for doubtful accounts of $10,862	102,121
Distribution receivable from Vining-Sparks *(Note 8)*	58,333
Accounts receivable from outside financial institutions	841
Furniture, fixtures, and equipment, net of accumulated depreciation of $18,287	102,483
Goodwill	470,902
Deferred tax asset	241,180
Total assets	$ 20,635,725
Liabilities and stockholders' equity	
Liabilities:	
Commissions payable to outside financial institutions	$ 127,623
Payable to Clearing Broker	810,266
Accrued expenses and other liabilities	554,247
Total liabilities	1,492,136
Stockholder's equity:	
Capital stock (100,000 shares authorized, par value $1.00 per share; 1,000 shares issued and outstanding)	1,000
Additional paid-in capital	19,703,239
Accumulated deficit	(560,650)
Total stockholder's equity	19,143,589
Total liabilities and stockholder's equity	$ 20,635,725

See accompanying notes.

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Statement of Operations

	Successor for the Period July 1, 2004 through December 31, 2004	Predecessor for the Period January 1, 2004 to June 30, 2004
Income		
Commissions	$ 1,712,632	$ 9,787,618
Investment income	350,000	–
Other	118,942	57,145
Total income	2,181,574	9,844,763
Expenses		
General and administrative	1,152,865	3,614,609
Employee compensation and benefits	1,111,461	5,567,402
Commissions to outside financial institutions	608,309	931,823
Brokerage clearing fee expense	110,427	567,308
Registration fees	103,206	192,047
Impairment of investment in Vining-Sparks	–	85,000
Total expenses	3,086,268	10,958,189
Loss before equity in earnings of Vining-Sparks	(904,694)	(1,113,426)
Equity in earnings of Vining-Sparks	–	2,365,878
(Loss) income before income tax (benefit) expense	(904,694)	1,252,452
Income tax (benefit) expense	(344,044)	495,573
Net (loss) income	$ (560,650)	$ 756,879

See accompanying notes.

PFIC Securities Corporation

(A wholly owned subsidiary of PFIC Corporation)

Statements of Changes in Stockholder's Equity

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2004	$ 1,000	$ 18,938,891	$ (72,531)	$ 18,867,360
Net income	–	–	756,879	756,879
Balance at June 30, 2004	1,000	18,938,891	684,348	19,624,239
New basis of accounting	–	764,348	(684,348)	80,000
Net loss	–	–	(560,650)	(560,650)
Balance at December 31, 2004	$ 1,000	$ 19,703,239	$ (560,650)	$ 19,143,589

See accompanying notes.

PFIC Securities Corporation

(A wholly owned subsidiary of PFIC Corporation)

Statements of Cash Flows

	Successor Six Months Ended December 31 2004	Predecessor Six Months Ended June 30 2004
Operating activities		
Net (loss) income	$ (560,650)	$ 756,879
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depreciation of furniture, fixtures, and equipment	17,567	17,831
Impairment of investment in Vining-Sparks	–	85,000
New basis of accounting	(448,275)	–
Changes in assets and liabilities:		
Decrease (increase) in commissions receivable	872,055	(172,434)
Decrease (increase) in distribution receivable from affiliate	626,134	(181,364)
Decrease (increase) in receivable from affiliate	748,958	(1,520,118)
Decrease (increase) in deposits with clearing organizations	5,226	(7,617)
Decrease in restricted cash	2,161	26,540
Decrease in marketable securities	3,541	29,337
Decrease in deferred tax asset	140,929	197,881
Decrease in prepaid expenses and other assets	142,402	57,886
(Decrease) increase in commissions payable to outside financial institutions	(102,915)	61,620
Decrease in accrued expenses	(235,664)	(41,879)
Increase in payable to broker-dealer	374,981	289,183
Net cash provided by (used in) investing activities	1,586,450	(401,255)
Investing activities		
Proceeds from sale of interest in Vining-Sparks	12,626,721	–
Net cash provided by investing activities	12,626,721	–
Net increase (decrease) in cash and cash equivalents	14,213,171	(401,255)
Cash and cash equivalents, at beginning of period	5,357,840	5,759,095
Cash and cash equivalents, at end of period	$ 19,571,011	$ 5,357,840
Supplemental cash flow disclosures		
Cash paid (to) from affiliate for income taxes	$ (756,414)	$ 829,285

See accompanying notes.

1. Organization and Nature of Business, Basis of Accounting

PFIC Securities Corporation (the Company) is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a wholly owned subsidiary of PFIC Corporation (the Parent), which is wholly owned by Union Planters Bank, National Association (UPB). UPB is a wholly owned subsidiary of Regions Financial Corporation (RFC).

The Company is an introducing broker-dealer offering a wide range of investment products to retail customers. The Company accepts customer orders, but clears transactions through National Financial Services (NFS or clearing broker) on a fully disclosed basis. The clearing broker processes and settles the customer transactions for the Company. The commissions and other add-on fees earned from the transactions are divided between the Company and the clearing broker in accordance with contractual terms. The Company has contracts with various banks and other financial institutions for distribution of security products.

The Company is registered with the Securities and Exchange Commission (the SEC), the National Association of Securities Dealers, Inc. (the NASD) and the Municipal Securities Rulemaking Board.

On July 1, 2004, RFC merged with Union Planters Corporation, the former parent of UPB. In connection with the merger, adjustments were recorded to the Company's balance sheet to reflect the fair value allocation to assets and liabilities, as well as the recognition of exit costs. The fair value adjustment created a new basis of accounting as of the date of the merger and resulted in goodwill of $470,902.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the broker-dealer industry. The following is a summary of the more significant accounting policies of the Company.

Equity Method Investments

The equity method of accounting is used for all investments in which the Company has significant influence (see Note 8).

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all demand deposits and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities arise from customer trading errors and are valued at fair value. The cost of securities sold is determined using the specific identification method and realized gains and losses are reflected in income. No marketable securities were owned by the Company at December 31, 2004.

Income Recognition

Commission revenues and related clearing expenses are recorded by the Company on a trade date basis. Commission income received by the Company is recorded gross, and the amount of clearing broker fees are recorded as expenses in the accompanying statement of income. The Company records its commission liability to financial institutions on a contractual percentage of the gross commission earned.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated return with RFC for federal income tax purposes under tax sharing agreements. For state income tax purposes, the Company files either a consolidated return with RFC or a separate return, depending upon individual state requirements. Income tax expense (benefit) is calculated herein at the statutory rate on a separate company basis. The Company records deferred taxes resulting from the recognition of certain transactions in different periods for tax and book reporting purposes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*.

Furniture, Fixtures, and Equipment

Premises and equipment include furniture and equipment which are depreciated using the straight-line method based on estimated useful lives of three to five years.

Statement of Changes in Subordinated Liabilities

The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed during the year or at December 31, 2004.

3. Related Party Transactions

Certain expenses included in employee compensation and benefits and general and administrative expenses are charged by RFC to the Parent, which allocates a proportional share to the Company. The Parent allocated approximately $8.6 million and $2.6 million to the Company in connection with these expenses for the periods ended June 30, 2004, and December 31, 2004, respectively.

Net expenses of $349,597 were paid to RFC affiliate banks in accordance with previously established written agreements and are reported in employee compensation and benefits and general and administrative expenses for the period beginning January 1, 2004, and ending June 30, 2004. This amount relates to the net of allocated revenue of $8.9 million and allocated expenses of $8.5 million associated with the administration of brokerage services at the RFC affiliate bank level.

3. Related Party Transactions (continued)

At December 31, 2004, the Company had a deposit account with an RFC affiliate with a balance of $910,783.

Employees of the Company are also eligible to participate in RFC and affiliate sponsored employee benefit plans.

4. Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Commission's "Uniform Net Capital Rule" (Rule 15c3-1) which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital. The minimum net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds 10 times its net capital as defined under Rule 15c3-1.

At December 31, 2004, the Company's net capital was $17,818,632, which exceeded the minimum net capital requirement of $100,000 by $17,718,632. The Company's ratio of aggregate indebtedness to net capital was 8.37% at December 31, 2004.

The Company qualifies and operates under the exemptive provisions of Rule 15c3-3 as all customer accounts and customer securities are carried and maintained by a clearing broker through which the Company clears all transactions with and for customers.

5. Commissions Receivable

Commissions receivable includes transaction fees due to the Company from mutual fund investment companies, variable annuity insurance contracts and the clearing broker. Management evaluates these amounts and provides an allowance for doubtful accounts for amounts outstanding over 60 days. The allowance for doubtful accounts was $10,862 at December 31, 2004.

6. Income Taxes

The components of income tax expense are as follows:

	Successor Six Months Ended December 31 2004	Predecessor Six Months Ended June 30 2004
Current tax (benefit) expense:		
Federal	**$(402,527)**	$247,084
State	**(82,446)**	50,608
Total current tax (benefit) expense	**(484,973)**	297,692
Deferred tax expense:		
Federal	**123,654**	173,621
State	**17,275**	24,260
Total deferred tax expense	**140,929**	197,881
Total income tax (benefit) expense	**$(344,044)**	$495,573

The most significant component of the deferred tax asset at December 31, 2004, was deferred benefits arising from purchase accounting adjustments. No material reconciling items exist between income tax expense and applying statutory tax rates to pretax income.

7. Commitments and Contingencies

The Company is an introducing broker-dealer and clears all transactions for customers on a fully disclosed basis with other broker-dealers. The Company promptly transmits all customer funds and securities to such clearing broker-dealers.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker

7. Commitments and Contingencies (continued)

clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the Company will sell out, or buy in at then current market prices, as appropriate, the customer's account so as to bring it into compliance with applicable margin or maintenance requirements.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is party to various legal proceedings that have arisen in the ordinary course of business, all of which are being defended vigorously. Certain proceedings previously outstanding have been substantially settled within previously estimated amounts. Management is of the opinion, based upon present information, including evaluations by outside counsel, that neither the Company's financial position, results of operations nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings. At December 31, 2004, the Company has reserves related to litigation, claims and assessments which totaled $73,464.

8. Investment in Vining-Sparks

Until July 1, 2004, the Company owned a 27.4% limited partnership interest in Vining-Sparks IBG (Vining-Sparks). The equity method of accounting was utilized for this investment, and the Company recorded its proportionate share of earnings and losses of Vining-Sparks.

Effective July 1, 2004, the Company sold its ownership interest in Vining-Sparks. The transaction included a cash purchase price of $12.6 million which approximated the carrying value of this investment. Additionally, the Company has the right to receive up to $58,333 per month for the next 60 months based on the future earnings of Vining-Sparks. This amount is being accrued as income on a monthly basis by the Company, based on Vining-Sparks earnings.

Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Schedule I–Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Computation of net capital	
Total stockholder's equity	$ 19,143,589
Deductions and/or charges:	
Aged receivables from broker-dealers and clearing organizations	33,744
Furniture, fixtures, and equipment	102,483
Goodwill	470,902
Receivables from affiliates	59,174
Deferred tax asset	241,180
Central registry depository deposit account	4,999
Total non-allowable assets	912,482
Other charges:	
Fidelity bond deductible in excess of requirement	38,000
Total deductions	950,482
Net capital before haircuts on securities positions	18,193,107
Haircuts on trading and investment securities:	
Money market account	(374,475)
Net capital	$ 17,818,632
Computation of Aggregate Indebtedness	
Items included in the statement of financial condition:	
Commissions payable to outside financial institutions	$ 127,623
Accrued expenses, other liabilities, and payable to broker-dealer	1,364,513
	$ 1,492,136
Computation of basic net capital requirements	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Excess net capital	$ 17,718,632
Ratio of aggregate indebtedness to net capital	8.37%

There were no differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part II FOCUS report filing as of the same date.

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Schedule II–Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company claims exemption under section (k) 2(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis.

ERNST & YOUNG

Ernst & Young LLP
International Place
Suite 500
6410 Poplar Avenue
Memphis, Tennessee 38119

Phone: (901) 526-1000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

The Board of Directors
PFIC Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of PFIC Securities Corporation (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 18, 2005

Ernst & Young LLP